FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                       For the month of August 2006 No. 4

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     On August 24, 2006, the Registrant announced that Tower Semiconductor Signs Definitive Agreements with its Banks and Israel Corp., attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     TOWER SEMICONDUCTOR LTD.



Date: August 24, 2006                                By: /s/ Nati Somekh Gilboa
                                                     --------------------------
                                                     Nati Somekh Gilboa
                                                     Corporate Secretary

                      TOWER SEMICONDUCTOR SIGNS DEFINITIVE
                   AGREEMENTS WITH ITS BANKS AND ISRAEL CORP.

MIGDAL HAEMEK, Israel - August 24, 2006 - Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM), a pure-play independent specialty foundry, today announced that it has signed definitive agreements with its lender banks, Bank Leumi and Bank Hapoalim, and with Israel Corp. These agreements are based on the previously reported signed MOU dated May 17, 2006, for the restructuring of the Company's long-term debt and Israel Corp.'s commitment to invest $100M in the Company.

The principal terms of the definitive agreements, including closing conditions, are described in the proxy statement filed today by the Company at www.sec.gov and at www.maya.tase.co.il.

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent specialty foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35-micron and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18-micron and below standard and specialized process technologies and has a current capacity of up to 15,000 200mm wafers per month. Tower's website is located at www.towersemi.com.

CONTACT:

     Tower Semiconductor
     Ilanit Vudinsky, +972 4 650 6434
     ilanitvu@towersemi.com

SAFE HARBOR

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) the completion of the equipment installation, technology transfer and ramp-up of production in Fab 2, (ii) having sufficient funds to operate the company in the short-term and raising the funds required to implement the current ramp up plan and complete Fab 2, (iii) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results, future average selling price erosion that may be more severe than our expectations, (iv) operating our facilities at satisfactory utilization rates which is critical in order to cover the high level of fixed costs associated with operating a foundry, (v) our ability to satisfy certain of the covenants stipulated in our amended facility agreement, (vi) closing of the definitive agreement with Tower's lender banks, Bank Leumi and Bank Hapoalim, and closing the $100 million investment agreement by Israel Corp. (vii) our ability to capitalize on increases in demand for foundry services, (viii) meeting the conditions to receive Israeli government grants and tax benefits approved for Fab 2 and obtaining the approval of the Israeli Investment Center for a new expansion program, (ix) attracting additional customers, (x) not receiving orders from our wafer partners, customers and technology providers, (xi) failing to maintain and develop our technology processes and services, (xii) competing effectively, (xiii) our large amount of debt and our ability to repay our debt on a timely basis, (xiv) achieving acceptable device yields, product performance and delivery times, (xv) the timely development, internal qualification and customer acceptance of new processes and products, (xvi) the receipt of shareholder and other approvals as required under applicable law or otherwise, including in connection with the restructuring of our debt with our banks and the $100 million investment by Israel Corp., and (xvii) business interruption due to terror attacks, including the current effect of the military situation, earthquakes, and other acts of God.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in our most recent filings on Forms 20-F, F-1, F-3 and 6-K, as were filed with the Securities and Exchange Commission and the Israel Securities Authority. Future results may differ materially from those previously reported. We do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.